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                               February 9, 2021

       David Nikzad
       President
       Ei.Ventures, Inc.
       1215 South Kihei Road, #424
       Kihei, HI 96753

                                                        Re: Ei.Ventures, Inc.
                                                            Amendment No. 3 to
Draft Offering Statement on Form 1-A
                                                            Submitted February
4, 2021
                                                            CIK No.: 0001823182

       Dear Mr. Nikzad:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Draft Offering Statement on Form 1-A

       About This Offering Circular, page 3

   1. We note your response to prior comment 3 and updated disclosure. However, the last sentence of the second
paragraph in this section continues to state that "Our Common
                                                        Stock is not available
for offer and sale to residents of every state." On page 95, you state that "The Company is
offering the Common Stock for sale in all states." Please reconcile your disclosure or
advise.
       Financial Statements, page F-2

   2. The statement that your auditors have not reviewed the interim financial statements appears inconsistent
with the guidance in AICPA Auditing Standards Codification Section
                                                        AU 925. We also note
the similar guidance in PCAOB AS 4101. Please revise to clarify the disclosure.
 David Nikzad
Ei.Ventures, Inc.
February 9, 2021
Page 2
Exhibits

3. We note your response to prior comment 14. We further note that the last sentence of the legal opinion continues to state: "This opinion may not be relied on by any other person or in any other connection without our prior written approval." Please remove this language.
      For guidance, please refer to Staff Legal Bulletin No. 19, Section 3.d.
       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Nikzad
                                                           Division of
Corporation Finance
Comapany NameEi.Ventures, Inc.
                                                           Office of Life
Sciences
February 9, 2021 Page 2
cc:       Travis Wilson
FirstName LastName